Exhibit 99.3
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

 CONDITION AND RESULTS OF OPERATIONS

The information contained in this section should be read in conjunction with (1) our unaudited condensed interim consolidated financial statements as of September 30, 2011 and for the nine months then ended and related notes included in this report and (2) our consolidated financial statements and related notes included in our Annual Report on Form 20-F for the year ended December 31, 2010 and the other information contained in such Annual Report, particularly the information in Item 5 - “Operating and Financial Review and Prospects”. Our financial statements have been prepared in accordance with generally accepted accounting principles in United States (“US GAAP”).

Results of Operations

The following table sets forth certain statement of operations data as a percentage of total revenues for the periods indicated.

Nine months Ended September 30,

(in thousands of U.S. Dollars – except weighted average number of ordinary shares, and basic and diluted income per ordinary share)

	2011	2010
Statement of Income Data:
Revenues:
Products	24,084	17,464
Services	41,429	36,114
Total Revenues	65,513	53,578
Cost of revenues:
Products	13,784	9,578
Services	27,858	23,125
Amortization of intangible assets	733	738
Total Cost of Revenues	42,375	33,441
Gross profit	23,138	20,137
Operating Expenses:
Research and development, net	2,290	1,779
Sales and marketing expenses	6,839	5,420
General and administrative	8,579	6,295
Amortization of intangible assets	1,383	1,319
Impairment of intangible asset	-	-
Other income, net	19,091	14,813
Total operating income	4,047	5,324
Financial expenses, net	1,370	1,516
Other expenses	92	23
Income before tax on income	2,585	3,785
Taxes on income	950	1,323
Income after taxes on income	1,635	2,462
Equity in losses of affiliate	1,069	836
Net income	566	1,626
Net income attributable to non-controlling interest	328	836
Net income attributable to Pointer Telocation Ltd. Shareholders	238	790
Basic net earnings per share attributable to Pointer Telocation Ltd. shareholders	0.05	0.17
Diluted net earnings per share attributable to Pointer Telocation Ltd. shareholders	0.04	0.15
Basic weighted average number of shares outstanding (in thousands)	4,779	4,766
Diluted weighted average number of shares outstanding (in thousands)	4,830	4,830

Nine Months Ended September 30, 2011 Compared with Nine Months Ended September 30, 2010

Revenues.  Revenues increased by $11.9 million or 22.3%, from $53.6 million in the nine months ending September 30 2010 to $65.5 million in the nine months ending September 30, 2011.

The revenues from the sale of our products increased by $6.6 million, or 37.9%, from $17.5 million in the nine months ending September 30, 2010 to $24.1 million in the nine months ending September 30, 2011. This increase is primarily attributable to an increase in the sales of our operations conducted through the Cellocator segment of our business.

The revenues from our services increased by $5.3 million, or 14.7%, from $36.1 million in the nine months ending September 30, 2010 to $41.4 million in the nine months ending September 30, 2011. Approximately $2.2 million is attributable to the NIS revaluation against the U.S dollar by 6% during the period.

Revenues from our services in the nine months ending September 30, 2011 accounted for 63% of our total revenues as compared with 67% in the nine months ending September 30, 2010. This change is primarily attributable to the increase in sales of our operations conducted through the Cellocator segment of our business.

Our international revenues in the nine months ending September 30, 2011 accounted for 28% of total revenues compared to 26% in the nine months ending September 30, 2010. The increase in international sales is primarily attributable to an increase in the sales of the Cellocator segment in the nine months ending September 30, 2011.  Sales to Latin America increased from $7.8 million in the nine months ending September 30, 2010 to $9.9 million in the nine months ending September 30, 2011. Sales to Europe increased from $5.3 million in the nine months ending September 30, 2010 to $7.3 million in the nine months ending September 30, 2011.

Cost of Revenues. Our cost of revenues increased by $8.9 million to $42.4 million for the nine months ending September 30, 2011 as compared to $33.4 million for the same period in 2010. This increase of $8.9 million is associated with an increase of $4.2 million in the cost of products due to increased sales of our Cellocator segment, and an increase of $4.7 million attributable to increased cost of services.

Gross Profit. Our gross profit increased to $23.1 million in the nine months ending September 30, 2011, as compared to $20.1 million for the same period in 2010. As a percentage of total revenues gross profit accounted for 35% in the nine months ending September 30, 2011 compared to 38% in the nine months ending September 30, 2010. Our gross margin on products sales in the nine months ending September 30, 2011 was 43% compared to 45% in the nine months ending September 30, 2010 due to a reduction in the prices of products in the Cellocator segment in the nine month period ended September 30, 2011. Gross margins in services were approximately 32% in the nine months ending September 30, 2011 as compared to 36% in the nine months ending September 30, 2010. Gross margins decreased mainly as a result of the price erosion in the Israeli market.

Research and Development Costs. Research and development expenses increased by $0.5 million from $1.8 million in the nine months ending September 30, 2010 to $2.3 million in the nine months ending September 30, 2011.

Sales and Marketing Expenses. Sales and marketing costs increased by $1.4 million to $6.8 million in the nine months ending September 30, 2011 from $5.4 million in the nine months ending September 30, 2010. The increase is due to the increase in sales and marketing efforts in Israel and USA, as well as the costs associated with our expansion into new territories.

General and Administrative Expenses. General and administrative expenses increased by $2.3 million to $8.6 million in the nine months ending September 30, 2011 from $6.3 million in the nine months ending September 30, 2010. The increase is mainly due to increase in salary and Stock-based compensation expenses in the nine months ending September 30, 2011.

Amortization of intangible assets and Impairment of long lived assets. Amortization of intangible assets and impairment of long lived assets was $2.1 million in the nine months ending September 30, 2011, approximately the same as in the nine months ending September 30, 2010.

Operating Profit. As a result of the foregoing, we recorded in the nine months ending September 30, 2011 a $4 million operating profit, compared to an operating profit of $5.3 million in the nine months ending September 30, 2010.

Financial Expenses (Net). Financial expenses decreased from $1.5 million in the nine months ending September 30, 2010 to $1.4 million in the nine months ending September 30, 2011.

Taxes on income.  Taxes on income were $1 million in the nine months ending September 30, 2011, as compared to $1.3 million in the nine months ending September 30, 2010. The effective tax rate for the nine months ended September 30, 2011, was 37% as compared to 35% for the nine months ended September 30, 2010.

Equity in losses of our Brazilian affiliate. In the nine months ending September 30, 2011, we recorded equity in losses of the Brazilian affiliate, Pointer do Brazil Commercial S.A., in the amount of $1 million compared to $0.8 million in the nine months ending September 30, 2010. The increase is due to our increased investment in the Brazilian market.

Net Income. We recorded net income of $0.6 million in the nine months ending September 30, 2011 and $1.6 million in the nine months ending September 30, 2010.

Net Income attributable to non-controlling interests.  We recorded net income attributable to non-controlling interests in the amount of $0.3 million in the nine months ending September 30, 2011, compared to $0.8 million the nine months ending September 30, 2010.

Net Income attributable to Pointer shareholders. In the nine months ending September 30, 2011, we recorded a net income of $0.2 million, compared to $0.8 million in the nine months ending September 30, 2010.

Impact of Exchange Rate Fluctuations on Results of Operations, Liabilities and Assets

Our results of operations, liabilities and assets were mainly impacted by the fluctuations of exchange rates between the U.S. Dollar and the New Israeli Shekel (“NIS”), and to a lesser extent between the U.S. Dollar and the Argentine Peso, the Mexican Peso, the Euro and the Brazilian Real.

During the nine months ended September 30, 2011, the exchange rate of the U.S. Dollar in relation to the NIS increased by 4.6% and the Israeli Consumer Price Index (“CPI”) increased by 2.2% (during the nine months ended September 30, 2010 there was a decrease of 3% in the exchange rate of the U.S. Dollar in relation to the NIS and an increase of 1.9% in the CPI).

We believe that the rate of inflation in Israel did not have a material effect on our business to date. However, our U.S. Dollar costs will increase if inflation in Israel exceeds the revaluation of the NIS against the U.S. Dollar.

Regarding our operations in Argentina and the fact that most of the revenues of our subsidiary Pointer Localizacion Y Asistencia S.A (“PLA”) are not denominated in U.S. Dollars, we believe that inflation in Argentina and fluctuations in the exchange rate between the U.S. Dollar and Argentinean Peso may have a significant effect on the business and overall profitability of PLA and as a consequence, on the results of our operations. From January 1, 2011 to September 30, 2011, the value of the Argentinean Peso increased by approximately 6% against the U.S. dollar. From January 1, 2011 until November 23, 2011 the U.S. Dollar – Argentinean Peso exchange rate fluctuated between 3.89 and 4.27 Pesos to the Dollar.

Regarding our operations in Mexico and the fact that most of PRM's revenues are not denominated in U.S. Dollars, we believe that inflation in Mexico and fluctuations in the exchange rate between the U.S. Dollar and Mexican Peso may have a significant effect on the business and overall profitability of our Mexican subsidiary, Pointer Recuperacion de Mexico, SA de CV and as a consequence, on the results of our operations. From January 1, 2011 to September 30, 2011, the value of the Mexican Peso increased by approximately 9% against the U.S. dollar. From January 1, 2011 until November 23, 2011, the U.S. Dollar – Mexican Peso exchange rate fluctuated between 11.47 and 13.98 Pesos to the Dollar.

We are engaged from time to time in hedging expenses relating to foreign currency exchange rates and other transactions intended to manage the risks relating to foreign currency exchange rates or interest rate fluctuations. In the nine months ended September 30, 2010 and the nine months ended September 30, 2011 we entered into a foreign currency hedging transaction to manage risk related to salary expenses. We may in the future continue to undertake such transactions if management determines that this is necessary to offset the risks described above.

B.	LIQUIDITY AND CAPITAL RESOURCES

As of September 30, 2011, we had a negative working capital of $14.6 million, our current assets to current liabilities ratio was 0.63 and we had cash and cash equivalents of $1.3 million and an unused credit facility of $ 6.3 million. We believe that we have access to sufficient capital to meet our requirements for at least the next twelve months.

Our credit facilities and loans contain a number of restrictive covenants that limit the operating and financial flexibility of Pointer and Shagrir. As of September 30, 2011 we are in compliance with the financial covenants of our credit facilities still as of the press release date the company management can’t expect whether the company will meet all of its financial covenants as of December 31, 2011. In case that the company will not meet all of its financial covenants the company will request the lender of its credit facilities to waive the covenant on a one time basis in respect of its 2011 results.

In the nine months ended September 30, 2011, net cash provided by our continuing operating activities amounted to $7.4 million as compared to net cash provided from continuing operating activities of $3.5 million in the nine months ended September 30, 2010. The increase was primarily attributable to a decrease in other account receivables and an increase in other account payables and accrued expenses.

In the nine months ended September 30, 2011, net cash used in our continuing investment activities was $4.7 million as compared to $3.4 million in the nine months ended September 30, 2010. The increase was primarily attributable to our investment in an affiliate and an increase in purchases of property and equipment.

In the nine months ended September 30, 2011, net cash used in financing activities was $3.4 million as compared to $2 million in the nine months ended September 30, 2010. The increase was primarily attributable to an increase in short term bank credit which was offset by receipt of long term loans from banks.